UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 15, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - CHANGES TO THE COMPOSITION OF BOARD COMMITTEES**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

CHANGES TO THE COMPOSITION OF BOARD COMMITTEES

In compliance with paragraph 3.59 of the Listings Requirements, shareholders are advised that the Board of Directors have approved the below changes to the membership of certain board committees with immediate effect.

- Ms Maria Ramos will step down as chairman of the Remuneration and Human Resources Committee but will remain a member of the committee. Further, Ms Ramos will be appointed as chairman of the Nominations Committee;
- Ms Maria Richter will be appointed as chairman of the Remuneration and Human Resources Committee and as a member of the Nominations Committee;
- Ms Neli Magubane will step down as a member of the Investment Committee and will be appointed as a member of the Audit and Risk Committee; and
- Mr Albert Garner will be appointed as a member of the Remuneration and Human Resources Committee.

ENDS

15 December 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: December 15, 2020

By:	/s/ L MARWICK
Name:	L Marwick
Title:	EVP: General Counsel
	and Interim Company Secretary